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                                                              Page 1 of 10 pages

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                        Enterprise Products Partners L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    293792107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Augustus Y. Noojin, III
                                    President
                            Shell US Gas & Power LLC
                         1301 McKinney Street, Suite 700
                                Houston, TX 77010
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 15, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
   Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                           (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 293792107                                           Page 2 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell US Gas & Power LLC
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
          00(1)
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER
                                      -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   41,000,000
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                     -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      41,000,000
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          41,000,000
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.36%(2)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
          OO(3)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) The source of funds is the contribution of Shell US Gas & Power LLC interest in Tejas Natural Gas Liquids, LLC.

(2) Based on 211,768,371 issued and outstanding Common Units as of September 10, 2003.

(3) Delaware Limited Liability Company

                                  SCHEDULE 13D

CUSIP NO. 293792107                                           Page 3 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Oil Company
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER
                                      -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   41,000,000
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                     -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      41,000,000
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          41,000,000
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.36%(1)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) Based on 211,768,371 issued and outstanding Common Units as of September 10, 2003.

                                  SCHEDULE 13D

CUSIP NO. 293792107                                           Page 4 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SWEPI LP
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER
                                      -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   41,000,000
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                     -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      41,000,000
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          41,000,000
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.36%(1)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) Based on 211,768,371 issued and outstanding Common Units as of September 10, 2003.

                                  SCHEDULE 13D

CUSIP NO. 293792107                                           Page 5 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Gas Pipeline Corp. #2
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER
                                      -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   41,000,000
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                     -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      41,000,000
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          41,000,000
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.36%(1)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on 211,768,371 issued and outstanding Common Units as of September 10, 2003.

                                  SCHEDULE 13D

CUSIP NO. 293792107                                           Page 6 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Gas Gathering Corp. #2
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER
                                      -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   41,000,000
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                     -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      41,000,000
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          41,000,000
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.36%(1)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) Based on 211,768,371 issued and outstanding Common Units as of September 10, 2003.

                                                              Page 7 of 10 pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 on Schedule 13D/A ("Amendment No. 3") to the Statement on
Schedule 13D ("Schedule 13D") is filed on behalf of each of (i) Shell US Gas & Power LLC ("Shell Gas & Power") as the direct beneficial owner of Common Units and (ii) by virtue of their respective direct holdings of securities of Shell Gas & Power (as described below on this statement) by Shell Oil Company ("Shell Oil"), SWEPI LP ("SWEPI"), Shell Gas Pipeline Corp. #2 ("Shell Pipeline"), and Shell Gas Gathering Corp. #2 ("Shell Gathering") (collectively, the "Reporting Entities"). Subsequent to Amendment No. 2 to this Schedule 13D, Shell Seahorse Company ("Shell Seahorse") merged into Shell Pipeline, with Shell Pipeline as the surviving entity.

This Amendment No. 3 is filed to reflect certain changes to the Unitholder Rights Agreement, as well as the two-for-one split of the securities of the Issuer on May 15, 2002 and the conversion of all Special Units into Common Units.

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1.   Security and Issuer

         An additional paragraph is added to this Item as follows:

                  Subsequent to Amendment No. 2 to this Schedule 13D, Shell Seahorse Company ("Shell Seahorse") merged into Shell Pipeline, with Shell Pipeline as the surviving entity.

Item 2.   Identity and Background

         Paragraph 2 in subsection (a)of this Item is deleted in its entirety and replaced with the following:

                  Shell Gas & Power is the beneficial holder of approximately 19.36% of the outstanding Common Units of the Issuer. Shell Oil, SWEPI, Shell Pipeline and Shell Gathering are the holders of 100% of the common membership interests, and approximately 2.33%, 17.14%, 64.15% and 16.38%, respectively, of the total ownership interests, in Shell Gas & Power. Each of SWEPI, Shell Pipeline and Shell Gathering is an indirect, wholly owned subsidiary of Shell Oil. Together, Shell Oil, SWEPI, Shell Pipeline and Shell Gathering may be deemed to control Shell Gas & Power.

Item 3.   Source and Amount of Funds or Other Consideration

         No change to this Item

Item 4.   Purpose of Transaction

         An additional paragraph is added to this Item as follows:

                  On September 15, 2003, both Shell Gas & Power and the Issuer filed press releases that described the sale by Shell Gas & Power of its 30% interest in the limited liability company that is the general partner of the Issuer. Shell Gas & Power sold its interest to an entity controlled by Dan L. Duncan, who now controls 100% of the membership interests in the general partner. The Reporting Entities did not sell any of their Common Units. The press releases are attached as exhibits and incorporated into this Item. The Reporting Entities intend to reduce their holdings in the Common Units on an orderly schedule over a period of years, taking into account market conditions. The Reporting Entities do not at this time have a schedule for, and have not made any determination as to the timing or amounts of, any dispositions.

                                                              Page 8 of 10 pages

Item 5.   Interest in Securities of the Issuer

          Paragraphs (a) and (c) of this Item are hereby deleted in their entirety and replaced with the following:

                  (a) On May 15, 2002, the Issuer effected a two-for-one split of its securities. On August 1, 2003, all Subordinated Units and Special Units converted into Common Units. There were 211,768,371 Common Units outstanding as of September 10, 2003. The Reporting Entities are deemed to be the beneficial owners of 41,000,000 Common Units. The Common Units represent 19.36% of the outstanding Common Units, and a 18.97% equity interest in the Issuer after taking into account the 2% equity interest held by the Issuer's general partner.

                  (c) Except for the conversion of all Subordinated and Special Units into Common Units, none of the Reporting Entities, nor, to the best of their knowledge, any person listed on Appendix A hereto, has effected any transactions in the Common Units during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         An additional paragraph is added to this Item as follows:

                  In connection with the sale of Shell's interest in the general partner, the Unitholder Rights Agreement was amended to, among other things, eliminate the rights of Shell Gas & Power to participate in the policy-making functions of the Issuer and eliminate certain preemptive rights of Shell Gas & Power. The amendment is attached as an exhibit. In connection with the amendment, the three designees of Shell Gas & Power who have been serving on the Board of Directors of the general partner of the Issuer resigned on September 12, 2003.

Item 7.   Material to be filed as Exhibits.

*Exhibit A - Agreement re Joint Filing of Schedule 13D

*Exhibit B - Contribution Agreement

*Exhibit C - Unitholder Rights Agreement

*Exhibit D - Enterprise Partners Amended Partnership Agreement

*Exhibit E - Registration Rights Agreement

 Exhibit F - Press release issued September 15, 2003 by Shell Gas & Power

 Exhibit G - Press release issued September 15, 2003 by the Issuer, incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003

 Exhibit H - Amendment No. 1 to Unitholder Rights Agreement, incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003

----------

* previously filed

                                                              Page 9 of 10 pages

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  September 15, 2003

                                          SHELL US GAS & POWER LLC

                                          By:        /AUGUSTUS Y. NOOJIN/
                                               --------------------------------
                                               Name: Augustus Y. Noojin, III
                                               Title: President

                                          SHELL OIL COMPANY


                                          By:        /AUGUSTUS Y. NOOJIN/
                                               --------------------------------
                                               Name: Augustus Y. Noojin, III
                                               Title: Attorney-in-Fact

                                          SWEPI LP


                                          By:        /AUGUSTUS Y. NOOJIN/
                                               --------------------------------
                                               Name: Augustus Y. Noojin, III
                                               Title:  Attorney-in-Fact

                                          SHELL GAS PIPELINE CORP.#2


                                          By:        /AUGUSTUS Y. NOOJIN/
                                               --------------------------------
                                               Name: Augustus Y. Noojin, III
                                               Title: President

                                          SHELL GAS GATHERING CORP.#2


                                          By:        /AUGUSTUS Y. NOOJIN/
                                               --------------------------------
                                               Name: Augustus Y. Noojin, III
                                               Title: President

                                                             Page 10 of 10 pages

                                INDEX TO EXHIBITS


*Exhibit A   Agreement of Joint Filing

*Exhibit B   Contribution Agreement

*Exhibit C   Unitholder Rights Agreement

*Exhibit D   Enterprise Partners Amended Partnership Agreement

*Exhibit E   Registration Rights Agreement

 Exhibit F - Press release issued September 15, 2003 by Shell Gas & Power

 Exhibit G - Press release issued September 15, 2003 by the Issuer, incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003

 Exhibit H - Amendment No. 1 to Unitholder Rights Agreement, incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003

----------

* previously filed